

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2011

Via E-mail
Mr. Jeffrey Siegel
Chief Executive Officer
Lifetime Brands, Inc.
1000 Stewart Avenue
Garden City, New York 11530

> **RE: Lifetime Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 11, 2011**
> **Form 10-Q for the Period Ended March 31, 2011**
> **Filed May 6, 2011**
> **File No. 000-19254**

Dear Mr. Siegel:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief